INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin  53212

VIA EDGAR

September 26, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust –File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Robinson Tax Advantaged Income Fund

Ladies and Gentlemen:

At the request of Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”), this letter provides additional information with respect to the Registrant’s registration statement filed on Form N-1A with respect to the Robinson Tax Advantaged Income Fund (the “Fund”), a series of the Registrant.  In particular, this letter provides the completed “Fees and Expenses” table of the Fund.

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in A Shares of the Fund.  More information about these fees and other discounts is available from your financial professional and in the section titled “Reduced Sales Charges – A Shares” on page 27 of this Prospectus.

Shareholder Fees (fees paid directly from your investment)		A Shares		C Shares		Institutional Shares
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)		5.75%		None		None
Maximum deferred sales charge (load) (as a percentage of the lesser of original purchase or redemption proceeds)		1.00%(1)		1.00%(2)		None
Wire fee		$20		$20		$20
Overnight check delivery fee for weekday		$15		$15		$15
Retirement account fees (annual maintenance fee)		$15		$15		$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.10%		1.10%		1.10%
Distribution and service (Rule 12b-1) fees		0.25%		1.00%		None
Other expenses (includes shareholder service fee of up to 0.15%)		1.36%		1.36%		1.36%
Dividend and interest expenses on short sales(3)	0.25%		0.25%		0.25%
Remaining other expenses(3)	1.11%		1.11%		1.11%
Acquired fund fees and expenses(3)		0.38%		0.38%		0.38%
Total annual fund operating expenses		3.09%		3.84%		2.84%
Fee waiver and/or expense reimbursements (4)		(0.86%)		(0.86%)		(0.86%)
Total annual fund operating expenses after fee waiver and/or expense reimbursements (4)		2.23%		2.98%		1.98%

1	A contingent deferred sales charge (“CDSC”) of 1.00% will be charged on certain purchases of $1 million or more that are redeemed in whole or in part within 12 months of the date of purchase.
2	A CDSC of 1.00% will be charged on purchases that are redeemed in whole or in part within 12 months of the date of purchase.
3	“Other expenses” and “acquired fund fees and expenses” have been estimated for the current fiscal year. Actual expenses may differ from estimates.
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The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding, as applicable, taxes, interest, portfolio transaction expenses, dividend and interest expenses on short sales, acquired fund fees and expenses as determined in accordance with Form N-1A, expenses incurred in connection with any merger or reorganization and extraordinary expenses such as litigation expenses) do not exceed 1.60%, 2.35% and 1.35% of the average daily net assets of the A Shares, C Shares and Institutional Shares, respectively. This agreement is in effect until April 30, 2016, and may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of previously waived fees or expenses reimbursed to the Fund for three years from the date such fees were waived or expenses were reimbursed.

Example
This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year, that all dividend and capital gains are reinvested, and that the Fund’s operating expenses (assuming fee waivers in each period) remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
A Shares	$788	$1,398
C Shares	$403	$1,094
Institutional Shares	$201	$799

You would pay the following expenses if you did not redeem your shares:

	One Year	Three Years
A Shares	$788	$1,398
C Shares	$301	$1,094
Institutional Shares	$201	$799

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kiran Dhillon (626-385-5770) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/Kiran Dhillon
Kiran Dhillon
Assistant Secretary

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